

Mail Stop 4631

October 29, 2015

Via E-mail
Mr. Robert B. Lewis
Chief Financial Officer
Silgan Holdings, Inc.
4 Landmark Square
Stamford, Connecticut 06901

RE: **Silgan Holdings, Inc.**
      Form 10-K for the Year Ended December 31, 2014
      Filed February 27, 2015
      File No. 0-22117

Dear Mr. Lewis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction